Information contained herein is subject to completion or amendment. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.



                                SUBJECT TO COMPLETION
              PRELIMINARY PROSPECTUS SUPPLEMENT DATED SEPTEMBER 10, 1998

          PROSPECTUS SUPPLEMENT
          (TO PROSPECTUS DATED MAY 18, 1998)


                                   2,000,000 SHARES


                                MINNESOTA POWER, INC.

                                     COMMON STOCK

                                   ---------------

             Outstanding shares of Common Stock, without par value, and the preferred share purchase rights attached thereto ("Common Stock"), of Minnesota Power, Inc. ("Company") are, and the shares of Common Stock offered hereby ("Offered Stock") will be, listed on the New York Stock Exchange (Symbol: MPL). The last reported sale price of the Common Stock on the New York Stock Exchange on September 9, 1998 was $42 7/16 per share. See "Dividends and Price Range."

                                   ---------------

           THESE SECURITIES  HAVE NOT BEEN APPROVED OR  DISAPPROVED BY THE
             SECURITIES  AND EXCHANGE COMMISSION OR  ANY STATE SECURITIES
              COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
                  OR ANY STATE SECURITIES  COMMISSION  PASSED UPON
                     THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS
                     SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS.
                          ANY REPRESENTATION TO THE CONTRARY
                                IS A CRIMINAL OFFENSE.


          ====================================================================
                                                Underwriting     Proceeds
                                   Price to     Discounts and       to
                                    Public     Commissions(1)   Company(2)
          --------------------------------------------------------------------
           Per Share . . . . .     $              $             $
          --------------------------------------------------------------------
           Total . . . . . . .     $              $             $
          --------------------------------------------------------------------
           Total Assuming Full
            Exercise of
            Over-Allotment
            Option (3) . . . .     $              $             $
          ====================================================================
          (1)  See "Underwriting."
          (2) Before deducting expenses payable by the Company estimated at $185,000.
          (3) Assuming exercise in full of the 30-day option granted by the Company to the Underwriters to purchase up to an additional 300,000 shares of Common Stock, on the same terms, solely to cover over-allotments. See "Underwriting."


                                   ---------------

               The shares of Offered Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to their right to reject orders in whole or in part. It is expected that delivery of the Offered Stock will be made in New York City on or about
                            , 1998.

                                   ---------------
          PAINEWEBBER INCORPORATED

                              ROBERT W. BAIRD & CO.
                                   INCORPORATED

                                             JANNEY MONTGOMERY SCOTT INC.

                                   ---------------

            The date of this Prospectus Supplement is             , 1998.

               CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT COVERING TRANSACTIONS IN THE COMMON STOCK, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".






                                 SELECTED INFORMATION


               The following material, which is presented herein solely to furnish limited introductory information, is qualified in its entirety by, and should be considered in conjunction with, the information appearing elsewhere in this Prospectus Supplement, the accompanying Prospectus and in the Incorporated Documents.

                                     THE COMPANY



               The Company is a broadly diversified service company with operations in four distinct business segments. The Company has 7,000 employees and operates in 36 states and six Canadian provinces.

               .   ELECTRIC OPERATIONS provide electricity to
          141,000 customers in northeastern Minnesota and northwest Wisconsin, and in 1997 had the second lowest average cost of electricity to retail customers in the United States. Industrial customers contributed approximately one half of 1997 electric operating revenue and income. The Company's large power customers include: five taconite producers (taconite is the raw material used in the production of steel), four pulp and paper mills, and two pipeline companies. Long-term contracts with the Company's large power customers have termination dates ranging from April 2001 to December 2008. The Company's MPEX division markets low-cost wholesale electricity across the Midwest. Electric Operations also sell water and natural gas in Wisconsin, and own BNI Coal, Ltd., a North Dakota coal mine.

               .   WATER SERVICES include Florida Water Services
          Corporation, which is the largest investor owned water supplier in Florida, and Heater Utilities, Inc., located in North Carolina. Together these two wholly owned subsidiaries provide water and wastewater services to over 200,000 customers. Water Services also include three non-regulated water businesses which provide predictive maintenance, instrumentation consulting, and contract management and operations services.

               .   AUTOMOTIVE SERVICES include three wholly
          owned subsidiaries operating as integral parts of the vehicle auction business.

                   .    ADESA Corporation is tied for second place in
          the United States in terms of vehicle auction network size.
          ADESA owns and operates 28 vehicle auction facilities in the United States and Canada through which used cars and other vehicles are purchased by franchised automobile dealers and licensed used car dealers. Sellers at ADESA's auctions include domestic and foreign auto manufacturers, car dealers, fleet/lease companies, banks and finance companies. ADESA does not generally take ownership of vehicles, but specializes in bringing together wholesale buyers and sellers.

                   .    Automotive Finance Corporation provides
          inventory financing for wholesale and retail automobile dealers who purchase vehicles from ADESA auctions, independent auctions and other auction chains. AFC has 84 loan production offices located at most ADESA and ADT Automotive, Inc. auctions, as well as at or near other independently owned auto auctions.

                   .    Great Rigs Incorporated is one of the nation's
          largest independent used automobile transport carriers with 153 leased automotive carriers and 13 strategically located transportation hubs. Customers of Great Rigs include ADESA auctions, car dealerships, vehicle manufacturers, leasing companies, finance companies and other auctions.

               .   INVESTMENTS include:

                   .    a $190 million securities portfolio at June 30, 1998;

                   .    a 21 percent ownership interest in Capital Re
          Corporation, a New York Stock Exchange listed company engaged in the specialty insurance and reinsurance business, which interest consists of 6.5 million shares of Capital Re common stock with a market value of $234 million at June 30, 1998; and

                   .    an 80 percent ownership interest in Lehigh
          Acquisition Corporation, a Florida real estate company which owns 1,600 acres of land and approximately 800 home sites near Fort Myers, Florida; 900 home sites in Citrus County, Florida; and 2,400 home sites and 11,400 acres of residential, commercial and industrial land at Palm Coast, Florida.


                                   THE OFFERING


           Securities Offered by the
           Company (*) . . . . . . . . .    2,000,000 shares of Common
                                            Stock, without par value,
                                            and the preferred share
                                            purchase rights attached
                                            thereto.
           Indicated Current Annual
           Dividend Rate . . . . . . . .    $2.04 per share

           1996-1998 Price Range (through
           September 9, 1998)  . . . . .    $26 - $44

           Shares Outstanding at August
           31, 1998  . . . . . . . . . .    33,879,967
           Listed  . . . . . . . . . . .    New York Stock Exchange
                                            (Symbol: MPL)

           Use of Proceeds . . . . . . .    Net proceeds will be used
                                            to repay outstanding
                                            commercial paper, to fund
                                            the upcoming acquisition of
                                            Palm Coast Utility
                                            Corporation and for general
                                            corporate purposes,
                                            including capital
                                            expenditures.







          ------------------

          (*) Assumes the Underwriters' over-allotment option is not exercised.

                            SUMMARY FINANCIAL INFORMATION
                        (IN MILLIONS EXCEPT PER SHARE AMOUNTS)


                                                     (UNAUDITED)
                                                   SIX MONTHS ENDED
                                                       JUNE 30
                                               -----------------------

                                                  1998        1997
             ---------------------------------------------------------
              Operating Revenue and Income
                Electric Operations . . . . .   $274.8        $261.1
                Water Services  . . . . . . .     45.7          43.1
                Automotive Services . . . . .    161.5         124.9
                Investments . . . . . . . . .     33.9          23.4
                                                ------        ------
                                                $515.9        $452.5
                                                ======        ======

              Net Income
                Electric Operations . . . . .   $ 19.2        $ 22.3
                Water Services  . . . . . . .      3.5           2.7
                Automotive Services . . . . .     13.9           7.4
                Investments . . . . . . . . .     15.9          12.2
                Corporate Charges . . . . . .    (11.2)         (9.8)
                                                ------        ------
                                                $ 41.3        $ 34.8
                                                ======        ======

             -----------------------------------------------------------

              Basic and Diluted
               Earnings Per Share of Common      $1.29         $1.12
               Stock  . . . . . . . . . . . .


              Average Shares of Common Stock      31.2          30.4

             -----------------------------------------------------------




                                                      AS OF JUNE 30, 1998
                                              --------------------------------
                                                ACTUAL        ADJUSTED(*)
                                                ------    --------------------

           Capitalization:
           Common stock equity . . . . . . . .$  673.3    $                 %
           Preferred stock not subject to
            mandatory redemption . . . . . . .    11.5        11.5
           Preferred stock subject to
            mandatory redemption . . . . . . .    20.0        20.0
           Company obligated mandatorily
            redeemable preferred
            securities of MP&L Capital I which
            holds solely Company Junior
            Subordinated Debentures  . . . . .    75.0        75.0
           Long-term debt  . . . . . . . . . .   681.9       681.9
                                               -------     -------     ------
           Total capitalization (excluding
            current maturities)  . . . . . . .$1,461.7    $            100.0%
                                               =======     =======     ======


          -------------------------

          (*)  Adjusted to give effect to the sale of the Offered
               Stock (assuming that the Underwriters' over-allotment option is not exercised).

                                   USE OF PROCEEDS

               The Company intends to use the net proceeds to be received from the issuance and sale of the Offered Stock to repay outstanding commercial paper, to fund the upcoming acquisition of Palm Coast Utility Corporation and for general corporate purposes, including capital expenditures. Net proceeds not immediately used for the above purposes will be invested in the Company's securities portfolio.


                                    LEGAL OPINIONS

               The legality of the Offered Stock will be passed upon for the Company by Philip R. Halverson, Esq., Duluth, Minnesota, Vice President, General Counsel and Secretary for the Company, and by Thelen Reid & Priest LLP, New York, New York, counsel for the Company, and for the Underwriters by Morrison Cohen Singer & Weinstein, LLP. Thelen Reid & Priest LLP and Morrison Cohen Singer & Weinstein, LLP may rely as to all matters of Minnesota law upon the opinion of Mr. Halverson.


                                     UNDERWRITING

               The Underwriters have severally agreed to purchase the respective numbers of shares of Offered Stock indicated below from the Company, subject to the terms and conditions set forth
          in an Underwriting Agreement dated September    , 1998.
                                                       ---
                                                     NUMBER OF
          UNDERWRITER                               FIRM SHARES
          -----------                               -----------
          PaineWebber Incorporated  . . . . . . . . 1,200,000
          Robert W. Baird & Co. Incorporated  . . .   400,000
          Janney Montgomery Scott Inc.  . . . . . .   400,000
                                                    ---------
               Total  . . . . . . . . . . . . . . . 2,000,000
                                                    =========

               The Company has granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to 300,000 additional shares of Common Stock solely for the purpose of covering over-allotments, if any, at the public offering price less the underwriting discounts and commissions set forth on the cover page hereof. If the Underwriters exercise this option, each Underwriter will be committed, subject to certain conditions, to purchase an additional number of shares of Common Stock proportionate to such Underwriter's initial commitment.

               The Offered Stock is offered subject to prior sale, when, as and if issued by the Company and accepted by the Underwriters, to the public at the initial offering price set forth on the cover page hereof and to certain dealers at such price less a
          concession not exceeding     per share.  Underwriters and dealers
                                   ---
          may reallow to certain other dealers a discount not exceeding
                                                                        ---
          per share. After the initial public offering, the public offering price and concessions and discounts to dealers may be changed by the Underwriters.

               The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

               In connection with this offering, the Underwriters may purchase and sell shares of the Company's Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with this offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company in this offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the shares of Common Stock sold in this offering for their account, may be reclaimed by the syndicate if such shares of Common Stock are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the New York Stock Exchange or otherwise.

          PROSPECTUS
          ----------

                                   3,000,000 SHARES

                                MINNESOTA POWER, INC.

                                     COMMON STOCK

                                 (WITHOUT PAR VALUE)


                                   ----------------


               Minnesota Power, Inc. ("Company" or "Minnesota Power") intends to offer from time to time not to exceed 3,000,000 shares of its Common Stock, without par value ("Common Stock"), and the preferred share purchase rights attached thereto ("Rights") (collectively, the "New Stock"). The New Stock will be offered on terms to be determined at the time of sale. This Prospectus will be supplemented by a prospectus supplement ("Prospectus Supplement") which will set forth, as applicable, the number of shares, the purchase price and other specific terms of the New Stock in respect of which this Prospectus and the Prospectus Supplement are delivered ("Offered Stock").


                                   ----------------


            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
                 SECURITIES  AND EXCHANGE  COMMISSION OR  ANY  STATE
                   SECURITIES COMMISSION NOR HAS THE SECURITIES AND
                     EXCHANGE COMMISSION OR ANY STATE SECURITIES
                        COMMISSION PASSED UPON THE ACCURACY OR
                          ADEQUACY OF THIS PROSPECTUS.  ANY
                            REPRESENTATION TO THE CONTRARY
                                IS A CRIMINAL OFFENSE.



                                   ----------------



               The New Stock may be sold directly by the Company or through agents designated from time to time or through dealers or underwriters. If any agent of the Company or any underwriters are involved in the sales of the New Stock, the names of such agents or such underwriters and any applicable commissions or discounts and the net proceeds to the Company will be set forth in the Prospectus Supplement.



                                   ----------------



                     The date of this Prospectus is May 18, 1998.

                                AVAILABLE INFORMATION

               The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("1934 Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission ("Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy statements and other information filed electronically by the Company. The Common Stock and the Rights are listed on the New York Stock Exchange. Reports and other information concerning the Company may be inspected and copied at the office of such Exchange at 20 Broad Street, New York, New York. In addition, the Company's 5% Preferred Stock, $100 par value, is listed on the American Stock Exchange. Reports and other information concerning the Company may also be inspected and copied at the office of such Exchange at 86 Trinity Place, New York, New York.


                              --------------------------

                   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

               The following documents, filed by the Company with the Commission pursuant to the 1934 Act, are hereby incorporated by reference:

               (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1997 ("1997 Form
                    10-K").

               (2) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

               (3) The Company's Current Report on Form 8-K dated May 15, 1998.

               Each document filed subsequent to the date of this Prospectus pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act prior to the termination of the offering made by this Prospectus shall be deemed to be incorporated by reference in this Prospectus and shall be a part hereof from the date of filing of such document; provided, however, that the documents enumerated above or subsequently filed by the Company pursuant to
          Section 13 or 15(d) of the 1934 Act prior to the filing with the Commission of the Company's most recent Annual Report on Form 10-K shall not be incorporated by reference in this Prospectus or be a part hereof from and after the filing of such most recent Annual Report on Form 10-K. The documents which are incorporated by reference in this Prospectus are sometimes hereinafter referred to as the "Incorporated Documents."

               Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

               The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any document referred to above which has been or may be incorporated in this Prospectus by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to: Shareholder Services, Minnesota Power, 30 West Superior Street, Duluth, Minnesota 55802, telephone number (218) 723-3974 or (800) 535-
          3056.

                                     THE COMPANY

               Minnesota Power, a broadly diversified service company incorporated under the laws of the State of Minnesota in 1906, has operations in four business segments: (1) Electric Operations, which include electric and gas services, and coal mining; (2) Water Services, which include water and wastewater services; (3) Automotive Services, which include a network of vehicle auctions, a finance company and an auto transport company; and (4) Investments, which include a securities portfolio, a 21 percent equity investment in a financial guaranty reinsurance and insurance company, and real estate operations. Corporate Charges represent general corporate expenses, including interest, not specifically allocated to any one business segment. As of March 31, 1998 the Company and its subsidiaries had approximately 6,900 employees. The principal executive offices of the Company are located at 30 West Superior Street, Duluth, Minnesota 55802, telephone number (218) 722-2641.

                                                                 (Unaudited)
                                                                Three Months
                                                                    Ended
                                   Year Ended December 31         March 31
                                   ----------------------      --------------
                                  1997      1996      1995     1998      1997
    -------------------------------------------------------------------------
     MILLIONS

        OPERATING REVENUE AND
         INCOME
          Electric Operations    $541.9    $529.2   $503.5    $134.0    $131.5
          Water Services           95.5      85.2     66.1      20.8      20.6
          Automotive
           Services (a)           255.5     183.9     61.6      76.7      60.5
          Investments              60.9      49.9     43.7      15.2       9.5
          Corporate Charges        (0.2)     (1.3)    (2.0)     (0.1)      0.0
                                  -----     -----    -----     -----     -----
                                 $953.6    $846.9   $672.9    $246.6    $222.1
                                  =====     =====    =====     =====     =====

        NET INCOME
          Electric Operations    $ 43.1    $ 39.4   $ 41.0    $  9.5   $  12.3
          Water Services            8.2       5.4     (1.0)      0.7       0.4
          Automotive
          Services (a)             14.0       3.7        -       5.4       3.2
          Investments              32.1      38.1     41.3       8.3       5.6
          Corporate Charges       (19.8)    (17.4)   (19.4)     (5.4)     (5.4)
                                  -----     -----    -----     -----     -----
                                   77.6      69.2     61.9      18.5      16.1
          Discontinued
           Operations (b)             -         -      2.8         -         -
                                  -----     -----    -----     -----     -----
                                 $ 77.6    $ 69.2   $ 64.7    $ 18.5    $ 16.1
                                  =====     =====    =====     =====     =====

    ---------------------------------------------------------------------------

     BASIC AND DILUTED
       EARNINGS PER SHARE OF
       COMMON STOCK
              Continuing
               Operations         $2.47     $2.28    $2.06      $.58      $.52
              Discontinued
               Operations             -         -      .10         -         -
                                  -----     -----    -----     -----     -----
                                  $2.47     $2.28    $2.16      $.58      $.52
                                  =====     =====    =====     =====     =====


     AVERAGE SHARES OF COMMON
     STOCK - MILLIONS              30.6      29.3     28.5      31.1      30.3

    ---------------------------------------------------------------------------

          (a) The Company purchased 80 percent of ADESA, including AFC and Great Rigs, on July 1, 1995, another 3 percent in January 1996 and the remaining 17 percent in August 1996.
          (b) On June 30, 1995 the Company sold its interest in a paper and pulp business to Consolidated Papers, Inc.

          ELECTRIC OPERATIONS

               Electric Operations generate, transmit, distribute and market electricity. Minnesota Power provides electricity to 123,000 customers in northeastern Minnesota. MPEX, a division of Minnesota Power, is an expansion of the Company's inter-utility marketing group which has been a buyer and seller of capacity and energy for over 25 years in the wholesale power market. The customers of MPEX are other power suppliers in the Midwest and Canada. MPEX also contracts with its customers to provide hourly energy scheduling and power trading services. The Company's wholly owned subsidiary, Superior Water, Light and Power Company, sells electricity to 14,000 customers and natural gas to 11,000 customers, and provides water to 10,000 customers in northwestern Wisconsin. BNI Coal, Ltd. ("BNI Coal"), another wholly owned subsidiary of the Company, owns and operates a lignite mine in North Dakota. Two electric generating cooperatives, Minnkota Power Cooperative, Inc. and Square Butte Electric Cooperative ("Square Butte"), presently consume virtually all of BNI Coal's production of lignite coal under coal supply agreements extending to 2027. Under an agreement with Square Butte, Minnesota Power purchases about 71 percent of the output from the Square Butte unit which is capable of generating up to 455 megawatts ("MW").

               In 1997 industrial customers contributed about half of the Company's electric operating revenue. The Company has large power contracts to sell power to eleven industrial customers (five taconite producers, four paper and pulp mills, and two pipeline companies) each requiring 10 MW or more of power. These contracts, which have termination dates ranging from April 2001 to October 2008, require the Company to have a certain amount of generating capacity available. In turn each customer is required to pay a minimum monthly demand charge that covers the fixed costs associated with having capacity available to serve the customer, including a return on common equity. Under the contracts, industrial customers pay demand charges for the base portion of their capacity needs on a take-or-pay basis for the entire term of the contract, while most customers are permitted bi-annually (coincident with each power pool season) to establish their capacity needs above this base, thereby committing to additional demand charges. In addition to the demand charge, each customer is billed an energy charge for each kilowatthour used that recovers the variable costs incurred in generating electricity.

          WATER SERVICES

               Water Services include regulated and non-regulated wholly owned subsidiaries of the Company. Florida Water Services Corporation, which is the largest investor owned water supplier in Florida, provides water to 119,000 customers and wastewater treatment services to 53,000 customers. Heater Utilities, Inc. provides water to 29,000 customers and wastewater treatment services to 2,000 customers in North Carolina. Instrumentation Services, Inc. ("ISI") provides predictive maintenance and instrumentation consulting services to water and wastewater utilities, and other industrial operations throughout the southeastern part of the United States as well as Texas and Minnesota. U.S. Maintenance and Management Services Corporation ("USM&M") was incorporated in 1997 to complement ISI's operations. USM&M provides maintenance services to water and wastewater utilities, and other industrial operations primarily in Florida. Americas' Water Services Corporation, which is headquartered near Chicago, Illinois, offers contract management, operations and maintenance services to governments and industries in the Americas.

          AUTOMOTIVE SERVICES

               Automotive Services include wholly owned subsidiaries operating as integral parts of the vehicle auction business:
          ADESA Corporation ("ADESA"), a network of vehicle auctions; Automotive Finance Corporation ("AFC"), a finance company; and Great Rigs Incorporated ("Great Rigs"), an auto transport company. ADESA is the third largest vehicle auction network in the United States. Headquartered in Indianapolis, Indiana, ADESA owns and operates 25 vehicle auction facilities in the United States and Canada through which used cars and other vehicles are purchased and sold to franchised automobile dealers and licensed used car dealers. In April 1998 ADESA reached agreements to purchase three additional vehicle auctions which will increase the number of facilities to 28. Sellers at ADESA's auctions include domestic and foreign auto manufacturers, car dealers, automotive fleet/lease companies, banks and finance companies. AFC provides inventory financing for wholesale and retail automobile dealers who purchase vehicles from ADESA auctions, independent auctions and other auction chains. AFC is headquartered in Indianapolis, Indiana, and has 57 loan production offices located at most ADESA auctions, as well as at or near independently owned auto auctions. From these offices car dealers obtain credit to purchase vehicles at any of the over 300 auctions approved by AFC. Great Rigs is one of the nation's largest independent used automobile transport carriers with 140 leased automotive carriers. Headquartered in Moody, Alabama, Great Rigs offers customers pick up and delivery service through 11 strategically located transportation hubs. Customers of Great Rigs include ADESA auctions, car dealerships, vehicle manufacturers, leasing companies, finance companies and other auctions.

          INVESTMENTS

               Minnesota Power's securities portfolio is managed by selected outside managers as well as internal managers. It is intended to provide stable earnings and liquidity, and is available for investment in existing businesses, acquisitions and other corporate purposes. The Company's objective is to maintain corporate liquidity between 7 percent and 10 percent of total assets ($150 million to $200 million). The Company plans to continue to concentrate in market-neutral investment strategies designed to provide stable and acceptable returns without sacrificing needed liquidity. The securities portfolio is structured to perform at an after-tax return between 7 percent and 9 percent. While these returns may seem modest compared to broader market indices over the past three years, the Company believes its investment strategy is a wise course in a volatile economic environment. Returns will continue to be partially dependent on general market conditions. The Company's investment in the securities portfolio at March 31, 1998 was approximately $190 million.

               Minnesota Power owns 3.3 million shares of Capital Re Corporation ("Capital Re"), a specialty insurance and reinsurance business. Capital Re's product lines currently include financial guaranty, mortgage, title, financial, credit and specialty reinsurance, and specialty insurance through its participation in Lloyds of London. Capital Re trades on the New York Stock Exchange under the symbol KRE. Minnesota Power's ownership represents 21 percent of the 16 million total outstanding shares of Capital Re. The market value of the Company's investment in Capital Re was $210 million at March 31, 1998 based on a Capital Re share price of $64.25. The Company accounts for its investment in Capital Re under the equity method and the carrying value was $123 million at March 31, 1998.

               The Company owns 80 percent of Lehigh Acquisition Corporation ("Lehigh"), a real estate company in Florida. Lehigh owns 2,500 acres of land and approximately 4,000 home sites near Fort Myers, Florida; 1,000 home sites in Citrus County, Florida; and 2,700 home sites and 12,000 acres of residential, commercial and industrial land at Palm Coast, Florida.


                                   USE OF PROCEEDS

               The Company is offering a maximum of 3,000,000 shares of its New Stock. The net proceeds to be received from the issuance and sale of the New Stock will be used for general corporate purposes which may include, among other things, acquisitions.

               Reference is made to the Incorporated Documents with respect to the Company's general capital requirements and general financing plans and capabilities.

                              DIVIDENDS AND PRICE RANGE

               The following table sets forth the high and low sales prices per share of the Common Stock reported on the New York Stock Exchange composite tape as published in The Wall Street Journal and the dividends paid for the indicated periods.

                                             PRICE RANGE      DIVIDENDS
                                             -----------
                                           HIGH        LOW    PER SHARE
                                           ----        ---    ---------

              1996 First Quarter . . .   $29 3/4   $26 1/8     $  0.51
                   Second Quarter  . .    29        26            0.51
                   Third Quarter . . .    28 3/4    26            0.51
                   Fourth Quarter  . .    28 7/8    26 3/8        0.51

              1997 First Quarter . . .   $29       $27 1/4     $  0.51
                   Second Quarter  . .    30 5/8    27            0.51
                   Third Quarter . . .    36 5/16   30 1/4        0.51
                   Fourth Quarter  . .    44        35 3/16       0.51

              1998 First Quarter . . .   $43 7/16  $39 1/8     $  0.51
                   Second Quarter
                   (through May 18,
                   1998) . . . . . . .    42 15/16 $38 11/16

               The last reported sale price of the Common Stock on the New York Stock Exchange composite tape on May 18, 1998, was $38 13/16 per share.

               The Company has paid dividends without interruption on its Common Stock since 1948, the date of initial distribution of the Common Stock by American Power & Light Company, the former holder of all such stock.

               The Company has a Dividend Reinvestment and Stock Purchase Plan ("Plan"). The Plan provides investors ("Participants") with a convenient method of acquiring shares of Common Stock through
          (i) the reinvestment in Common Stock of all or a portion of the cash dividends payable on the Participant's holdings of Common Stock and Preferred Stocks, and/or (ii) the investment of optional cash payments pursuant to the terms of the Plan. The Company reserves the right to suspend, modify, amend or terminate the Plan at any time and to interpret and regulate the Plan as it deems necessary or desirable in connection with the operation of the Plan. Shares of Common Stock are offered for sale under the Plan only by means of a separate prospectus available upon request from the Company.


                             DESCRIPTION OF COMMON STOCK

               General. The following statements relating to the Common Stock are merely an outline and do not purport to be complete. They are qualified in their entirety by reference to the Company's Articles of Incorporation ("Articles of Incorporation") and the Mortgage and Deed of Trust of the Company. Reference is also made to the laws of the State of Minnesota.

               The Company's authorized capital stock consists of 130,000,000 shares of Common Stock, without par value, 116,000 shares of 5% Preferred Stock, $100 par value, 1,000,000 shares of Serial Preferred Stock, without par value, and 2,500,000 shares of Serial Preferred Stock A, without par value.

               Dividend Rights. The Common Stock is entitled to all dividends after full provision for dividends on the issued and outstanding Preferred Stocks and the sinking fund requirements of the Serial Preferred Stock A, $7.125 Series and $6.70 Series.

               The Articles of Incorporation provide that so long as any shares of the Company's Preferred Stocks are outstanding, cash dividends on Common Stock are restricted to 75 percent of available net income when Common Stock equity is or would become less than 25 percent but more than 20 percent of total capitalization. This restriction becomes 50 percent when such equity is or would become less than 20 percent. See Note 10 to Consolidated Financial Statements incorporated by reference in the Company's 1997 Form 10-K.

               Voting Rights (Non-Cumulative Voting). Holders of Common Stock are entitled to notice of and to vote at any meeting of shareholders. Each share of Common Stock, as well as each share of the issued and outstanding Preferred Stocks, is entitled to one vote. Since the holders of such shares do not have cumulative voting rights, the holders of more than 50 percent of the shares voting can elect all the Company's directors, and in such event the holders of the remaining shares voting (less than 50 percent) cannot elect any directors. In addition, the Preferred Stocks are expressly entitled, as one class, to elect a majority of the directors (the Common Stock, as one class, electing the minority) whenever dividends on any of such Preferred Stocks shall be in default in the amount of four quarterly payments and thereafter until all such dividends in default shall have been paid. The Articles of Incorporation include detailed procedures and other provisions relating to these rights and their termination, such as quorums, terms of directors elected, vacancies, class voting as between Preferred Stocks and Common Stock, meetings, adjournments and other matters.

               The Articles of Incorporation contain certain provisions which make it difficult to obtain control of the Company through transactions not having the approval of the Board of Directors, including:

               (1) A provision requiring the affirmative vote of 75 percent of the outstanding shares of all classes of capital stock of the Company, present and entitled to vote, in order to authorize certain "Business Combinations." Any such Business Combination is required to meet certain "fair price" and procedural requirements. Neither a 75 percent stockholder vote nor "fair price" is required for any Business Combination which has been approved by a majority of the "Disinterested Directors."

               (2) A provision permitting a majority of the Disinterested Directors to determine whether the above requirements have been satisfied.

               (3) A provision providing that certain of the Articles of Incorporation cannot be altered unless approved by 75 percent of the outstanding shares of all classes of capital stock, present and entitled to vote, unless such alteration is recommended to the shareholders by a majority of the Disinterested Directors.

               Liquidation Rights. After satisfaction of creditors and of the preferential liquidation rights of the outstanding Preferred Stocks ($100 per share plus unpaid accumulated dividends), the holders of the Common Stock are entitled to share ratably in the distribution of all remaining assets.

               Miscellaneous. Holders of Common Stock have no preemptive or conversion rights.

               The Common Stock is listed on the New York Stock Exchange.

               The transfer agents and registrars for the Common Stock are Norwest Bank Minnesota, N.A. and the Company.


                    DESCRIPTION OF PREFERRED SHARE PURCHASE RIGHTS

               Reference is made to the Rights Agreement, dated as of July 24, 1996 ("Rights Plan") between the Company and the Corporate Secretary of the Company, as Rights Agent. The description of the Rights set forth below does not purport to be complete and is qualified in its entirety by reference to the Rights Plan. Reference is also made to the laws of the State of Minnesota.

               On July 24, 1996 the Board of Directors of the Company declared a dividend distribution of one Right for each outstanding share of Common Stock to shareholders of record at the close of business on July 24, 1996 ("Record Date") and authorized the issuance of one Right with respect to each share of Common Stock that becomes outstanding between the Record Date and July 23, 2006 or such earlier time as the Rights are redeemed. Except as described below, each Right, when exercisable, entitles the registered holder to purchase from the Company one one-hundredth of a share of Junior Serial Preferred Stock A, without par value ("Serial Preferred"), at a price of $90 per one one-hundredth share ("Purchase Price"), subject to adjustment.

               No separate Right Certificates will be distributed. The Rights will be evidenced by the Common Stock certificates together with a copy of the Summary of Rights Plan and not by separate certificates until the earlier to occur (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15 percent or more of the outstanding shares of Common Stock (the "Stock Acquisition Date") or (ii) 15 business days (or such later date as may be determined by action of the Board of Directors prior to the time that any person becomes an Acquiring Person) following the commencement of (or a public announcement of an intention to make) a tender or exchange offer if, upon consummation thereof, such person or group would be the beneficial owner of 15 percent or more of such outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date").

               Until the Distribution Date, the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption, expiration or termination of the Rights), the transfer of any certificates for Common Stock, with or without a copy of the Summary of Rights Plan, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, such separate Right Certificates alone will evidence the Rights.

               Each whole share of Serial Preferred will have a minimum preferential quarterly dividend rate equal to the greater of $51 per share or, subject to anti-dilution adjustment, 100 times the dividend declared on the Common Stock. In the event of liquidation, no distribution will be made to the holders of Common Stock unless, prior thereto, the holders of the Serial Preferred have received a liquidation preference of $100 per share, plus accrued and unpaid dividends. Holders of the Serial Preferred will be entitled to notice of and to vote at any meeting of the Company's shareholders. Each whole share of Serial Preferred is entitled to one vote. Such shares do not have cumulative voting rights. The Serial Preferred, together with the issued and outstanding shares of the other Preferred Stocks of the Company, will be expressly entitled, as one class, to elect a majority of directors (the Common Stock electing the minority) whenever dividends on any of the Preferred Stocks shall be in default in the amount of four quarterly payments and thereafter until all such dividends in default shall have been paid. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged for or converted into other securities and/or property, each whole share of Serial Preferred will be entitled to receive, subject to anti-dilution adjustment, 100 times the amount into which or for which each share of Common Stock is so exchanged or converted. The shares of Serial Preferred are not redeemable by the Company.

               The Rights are not exercisable until the Distribution Date and will expire at the earliest of (i) July 23, 2006 ("Final Expiration Date"), (ii) the redemption of the Rights by the Company as described below, and (iii) the exchange of all Rights for Common Stock as described below.

               In the event that any person (other than the Company, its affiliates or any person receiving newly-issued shares of Common Stock directly from the Company) becomes the beneficial owner of 15 percent or more of the then outstanding shares of Common Stock, each holder of a Right will thereafter have a right to receive, upon exercise at the then current exercise price of the Right, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. The Rights Plan contains an exemption for any issuance of Common Stock by the Company directly to any person (for example, in a private placement or an acquisition by the Company in which Common Stock is used as consideration), even if that person would become the beneficial owner of 15 percent or more of the Common Stock, provided that such person does not acquire any additional shares of Common Stock.

               In the event that, at any time following the Stock Acquisition Date, the Company is acquired in a merger or other business combination transaction or 50 percent or more of the Company's assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon exercise at the then current exercise price of the Right, common stock of the acquiring or surviving company having a value equal to two times the exercise price of the Right.

               Notwithstanding the foregoing, following the occurrence of any of the events set forth in the preceding two paragraphs (the "Triggering Events"), any Rights that are, or (under certain circumstances specified in the Rights Plan) were, beneficially owned by any Acquiring Person will immediately become null and void.

               The Purchase Price payable, and the number of shares of Serial Preferred or other securities or property issuable, upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution, among other circumstances, in the event of a stock dividend on, or a subdivision, split, combination, consolidation or reclassification of, the Serial Preferred or the Common Stock, or a reverse split of the outstanding shares of Serial Preferred or the Common Stock.

               At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15 percent or more of the outstanding Common Stock and prior to the acquisition by such person or group of 50 percent or more of the outstanding Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by such person or group, which have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

               With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least one percent in the Purchase Price. The Company will not be required to issue fractional shares of Serial Preferred or Common Stock (other than fractions in multiples of one one-hundredths of a share of Serial Preferred) and, in lieu thereof, an adjustment in cash may be made based on the market price of the Serial Preferred or Common Stock on the last trading date prior to the date of exercise.

               At any time after the date of the Rights Plan until the time that a person becomes an Acquiring Person, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right ("Redemption Price"), which may (at the option of the Company) be paid in cash, shares of Common Stock or other consideration deemed appropriate by the Board of Directors. Upon the effectiveness of any action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

               Issuance of Serial Preferred or Common Stock upon exercise of the Rights will be subject to any necessary regulatory approvals. Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. One million shares of Serial Preferred were reserved for issuance in the event of exercise of the Rights.

               The provisions of the Rights Plan may be amended by the Company, except that any amendment adopted after the time that a person becomes an Acquiring Person may not adversely affect the interests of holders of Rights.

               The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired, and under certain circumstances the Rights beneficially owned by such a person or group may become void. The Rights should not interfere with any merger or other business combination approved by the Board of Directors because, if the Rights would become exercisable as a result of such merger or business combination, the Board of Directors may, at its option, at any time prior to the time that any person becomes an Acquiring Person, redeem all (but not less than all) of the then outstanding Rights at the Redemption Price.

                                       EXPERTS

               The Company's consolidated financial statements incorporated in this Prospectus by reference to the Company's 1997 Form 10-K have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

               The statements as to matters of law and legal conclusions under "Description of Common Stock" and "Description of Preferred Share Purchase Rights" in this Prospectus and in the Incorporated Documents have been reviewed by Philip R. Halverson, Esq., Duluth, Minnesota, Vice President, General Counsel and Secretary for Minnesota Power, and are set forth or incorporated herein by reference in reliance upon his opinion given upon his authority as an expert.

               As of April 30, 1998 Mr. Halverson owned 7,056 shares Minnesota Power Common Stock. Mr. Halverson is acquiring additional shares of Minnesota Power Common Stock at regular intervals as a participant in the Company's Employee Stock Ownership Plan, Employee Stock Purchase Plan, Supplemental Retirement Plan and Dividend Reinvestment and Stock Purchase Plan. In addition, Mr. Halverson has options to purchase 7,558 shares of Minnesota Power Common Stock pursuant to the Company's Executive Long-Term Incentive Compensation Plan.


                                    LEGAL OPINIONS

               The legality of the New Stock will be passed upon for the Company by Mr. Halverson and by Reid & Priest LLP, New York, New York, counsel for the Company, and for any underwriter, dealer or agent by Morrison Cohen Singer & Weinstein, LLP. Reid & Priest LLP and Morrison Cohen Singer & Weinstein, LLP may rely as to all matters of Minnesota law upon the opinion of Mr. Halverson.


                                 PLAN OF DISTRIBUTION

               The Company may sell the New Stock in any of three ways: (i) through underwriters or dealers; (ii) directly to a limited number of institutional purchasers or to a single purchaser; or
          (iii) through agents. The Prospectus Supplement relating to the Offered Stock will set forth the terms of the offering of the Offered Stock, including the name or names of any underwriters, dealers or agents, the purchase price of the Offered Stock and the net proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

               If underwriters are used in any sale of the New Stock, the Offered Stock will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The underwriter or underwriters with respect to a particular underwritten offering of Offered Stock will be named in the Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover page of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriter or underwriters to purchase the Offered Stock will be subject to certain conditions precedent and the underwriter or underwriters will be obligated to purchase all the Offered Stock if any is purchased except that, in certain cases involving a default by one or more underwriters, less than all of the Offered Stock may be purchased.

               Offered Stock may be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of the Offered Stock in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

               If so indicated in the Prospectus Supplement, the Company will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase Offered Stock from the Company at the public offering price to be set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

               Subject to certain conditions, agents and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, arising out of or based upon, among other things, any untrue statement or alleged untrue statement of a material fact contained in the registration statement, this Prospectus, a Prospectus Supplement or the Incorporated Documents or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. See the Prospectus Supplement.



                                  ------------------

          =================================================================

             NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUN-DER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS SUPPLE-MENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH THEY RELATE. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.


                               -----------------------


                                  TABLE OF CONTENTS

                                                                       PAGE
                                                                       ----
                                PROSPECTUS SUPPLEMENT

          SELECTED INFORMATION  . . . . . . . . . . . . . . . . . . .   S-2
          SUMMARY FINANCIAL INFORMATION . . . . . . . . . . . . . . .   S-4
          USE OF PROCEEDS . . . . . . . . . . . . . . . . . . . . . .   S-5
          LEGAL OPINIONS  . . . . . . . . . . . . . . . . . . . . . . . S-5
          UNDERWRITING  . . . . . . . . . . . . . . . . . . . . . . .   S-5

                                      PROSPECTUS

          AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . .     2
          INCORPORATION OF CERTAIN DOCUMENTS
            BY REFERENCE  . . . . . . . . . . . . . . . . . . . . . .     2
          THE COMPANY . . . . . . . . . . . . . . . . . . . . . . . .     3
          USE OF PROCEEDS . . . . . . . . . . . . . . . . . . . . . .     5
          DIVIDENDS AND PRICE RANGE . . . . . . . . . . . . . . . . .     6
          DESCRIPTION OF COMMON STOCK . . . . . . . . . . . . . . . .     6
          DESCRIPTION OF PREFERRED SHARE
            PURCHASE RIGHTS . . . . . . . . . . . . . . . . . . . . .     7
          EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . .    10
          LEGAL OPINIONS  . . . . . . . . . . . . . . . . . . . . . .    10
          PLAN OF DISTRIBUTION  . . . . . . . . . . . . . . . . . . .    10

          =================================================================


          =================================================================






                                   2,000,000 SHARES



                                MINNESOTA POWER, INC.



                                     COMMON STOCK



                                 -------------------

                                PROSPECTUS SUPPLEMENT

                                 -------------------





                               PAINEWEBBER INCORPORATED

                                ROBERT W. BAIRD & CO.
                                     INCORPORATED

                            JANNEY MONTGOMERY SCOTT INC.






                                 -------------------



                                              , 1998


          =================================================================